July 16, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3030

Re:	BioSphere Medical, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed June 10, 2010
File No. 000-23678

Dear Ms. Breslin:

On behalf of our client, BioSphere Medical, Inc. (the “Company”), we are providing the following responses to the comment letter of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) dated July 7, 2010 (the “Comment Letter”) relating to the above-referenced Preliminary Proxy Statement on Schedule 14A filed on June 10, 2010 (the “Proxy Statement”).  The Company has revised the Proxy Statement in response to the Staff’s comments and is filing concurrently with this letter an amended Preliminary Proxy Statement (the “Amended Preliminary Proxy Statement”) that reflects these revisions and generally updates the information contained therein.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter.  Page references in the text of this letter correspond to the pages of the Amended Preliminary Proxy Statement.

To the extent any of the following responses relates to information concerning Merit Medical Systems, Inc. (“Merit”), please note that such response is included in this letter based solely on information provided to the Company and us by Merit or its representatives.

Background to the Merger, page 17

1.             Please revise to identify and discuss the regulatory and financing considerations that your board considered to be potential risks to consummating the transaction with Company A, as mentioned in the sixth paragraph on page 22.

Response:  In response to the Staff’s comment, the Company has revised the disclosure in the fourth paragraph on page 21 and the sixth paragraph on page 22 of the Amended Preliminary Proxy Statement.

2.             We note your disclosure in the sixth paragraph on page 22 that your board considered the fact that Company A had not received your most recent financial results a potential risk to completing the transaction.  Please revise to clarify:

•                  why Company A had not received your most recent financial results,

•                  whether Company A received or requested your most recent financial results, and

•                  whether you had any further discussions with Company A after May 5, 2010.

Response:  In response to the Staff’s comment, the Company has revised the disclosure in the last paragraph on page 20, the sixth paragraph on page 22 and in the newly-added fourth paragraph on page 24 of the Amended Preliminary Proxy Statement.

3.                                       Please expand the background disclosure to discuss how your board of directors considered the risks arising from the conditions contained in the commitment letter between Merit and Wells Fargo compared to the risks you cite on page 22 relating to Company A’s proposal.

Response:  In response to the Staff’s comment, the Company has revised the disclosure in the fourth paragraph on page 21, the sixth paragraph on page 22 and in the first paragraph on page 24 of the Amended Preliminary Proxy Statement.

4.                                       Given your disclosure that (i) Company A expressed interest in a cash acquisition at an aggregate valuation higher than that proposed by Merit, and (ii) the potential risks to a transaction with Company A posed by “financing considerations,” please advise us how you determined that it is not necessary to disclose Company A’s identity.

Response:  We supplementally advise the Staff that the Company has determined that it is not necessary to disclose the identity of Company A because the Company does not believe that such identity is material to a stockholder’s decision whether to vote in favor of the merger with Merit in light of the following important considerations, each of which has been further discussed and described in the Amended Preliminary Proxy Statement:

•                  Company A initially expressed interest in an acquisition at a valuation that was higher than that proposed by Merit.  However, Company A was contacted by J.P. Morgan during the post-signing “go-shop” period and indicated that it was not interested in pursuing discussions for an alternative acquisition proposal notwithstanding that Merit’s final acquisition price was $5.2 million lower than Company A’s initial indication of interest and, under the go-shop provisions, the termination fee would have been only $1.92 million (instead of $3.84 million).

•                  Merit had very little debt and significant cash flows to support the proposed debt financing.  Reflective of this strong financial condition, Merit obtained a commitment letter from a reputable national bank setting forth customary terms for financing to complete the transaction and was committed to use its reasonable best efforts to obtain the financing contemplated by the commitment letter.  Moreover, the availability of these borrowings was not a condition to Merit’s obligations under the merger agreement.  In addition, Merit had a market capitalization that is

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approximately three times the market capitalization of Company A.  In contrast, the Company believed that considerable uncertainty existed as to Company A’s ability to secure the financing required to effect a cash acquisition.

•                  There existed risk and uncertainty as to the ability of Company A and the Company to legally proceed with an acquisition given their product overlap and the possibility that antitrust regulators or other parties might view the relevant market(s) narrowly, resulting in scrutiny and/or challenge of the competitive effects accompanying such a transaction under applicable antitrust and competition laws.  Merit and the Company have received notice from the Federal Trade Commission that early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), has been granted, which has the effect of ending the HSR Act waiting period relating to the proposed merger.

Reasons for the Merger and Recommendation of Our Board of Directors, page 24

5.                                       We note the reference in the last bullet point on page 25 to the “absence of a financing condition” in the merger agreement; however, given provisions in Section 4.6 and 5.4 of the agreement, please tell us how you came to that conclusion.  Please revise your disclosure to clarify the extent to which the merger transaction is subject to financing conditions given the cited provisions and conditions to Wells Fargo’s commitment to provide financing as discussed on page 35.

Response:  Merit’s obligation to consummate the transaction is not conditioned upon the receipt of any third party financing (under the commitment from Wells Fargo or otherwise).  No such condition is included in Section 7.1 or Section 7.2 of the merger agreement, nor does Merit have any right to terminate the merger agreement upon the failure to obtain such financing (although the Company may in certain circumstances elect to terminate the merger agreement pursuant to Section 8.1(i) if Merit fails to obtain financing and as a result of such failure does not proceed to consummate the transaction if all other closing conditions are satisfied).  The Company may seek specific performance of Merit’s obligations under the merger agreement pursuant to Section 9.10 (including its obligation to seek financing and to consummate the transaction regardless of whether such financing is obtained).  Nothing in Section 4.6 or Section 5.4 of the merger agreement relieves Merit of its obligation to consummate the transaction if the conditions to closing in Section 7.1 and Section 7.2 are met.

In response to the Staff’s comment, the Company has revised the disclosure in the first bullet point under the heading “Terms of the Merger Agreement” on page 26 of the Amended Preliminary Proxy Statement.

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Financing the Merger, page 35

6.                                       We note the third bullet point on page 35 regarding the condition that the post-merger information be “reasonably satisfactory” to Wells Fargo.  Please revise to explain how this condition will operate in greater detail, including:

•                  when the post-merger information will be presented to Wells Fargo,

•                  the extent to which Wells Fargo has the discretion to terminate the financing agreement, and

•                  the impact on the merger transaction if this condition is not met.

Response:  In response to the Staff’s comment, the Company has further revised the disclosure in the first bullet point under the heading “Terms of the Merger Agreement” on page 26 and in the section titled “The Merger — Financing of the Merger — Conditions to Financing” on pages 36 to 37 of the Amended Preliminary Proxy Statement.

7.                                       With a view toward potential disclosure, please provide us with a copy of the commitment letter between Merit and Wells Fargo, as well as any schedules, attachments or exhibits to the letter.  We may have further comment after reviewing this information.

Response:  In response to the Staff’s request, we have attached as Exhibit A to this letter a copy of the commitment letter, together with all exhibits and attachments thereto, dated May 12, 2010 by and among Merit, Wells Fargo Bank National Association and Wells Fargo Securities, LLC.

Please do not hesitate to call me at (617) 526-6393 or Jay Bothwick at (617) 526-6526 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Very Truly Yours,

/s/ Cynthia T. Mazareas

Cynthia T. Mazareas

cc: Jay E. Bothwick

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EXHIBIT A

Wells Fargo Bank, National Association 299 S. Main Street, 9th Floor Salt Lake City, UT 84111-2263 Wells Fargo Securities, LLC 600 California Street, 20th Floor San Francisco, CA 94108-2704

CONFIDENTIAL

May 12, 2010

Merit Medical Systems, Inc.

1600 Merit Parkway

South Jordan, Utah 84095

Attention:  Kent Stanger

Re:      Commitment Letter

$125 Million Senior Unsecured Revolving Credit Facility

Ladies and Gentlemen:

You have advised Wells Fargo Bank, National Association (“Wells Fargo Bank”) and Wells Fargo Securities, LLC (“Wells Fargo Securities” and, together with Wells Fargo Bank, the “Wells Fargo Parties” or “we” or “us”) that Merit Medical Systems, Inc. (the “Borrower” or “you”) seeks financing to (a) fund the consideration for the (the “Acquisition”) of all of the equity interests of BioSphere Medical, Inc. (the “Acquired Company”) from the shareholders of the Acquired Company (collectively, the “Sellers”) pursuant to an agreement and plan of merger (the “Acquisition Agreement”) between the Acquired Company, the Borrower and a wholly-owned subsidiary of the Borrower formed to effectuate the Acquisition (the “Merger Company”) (it being understood and agreed that the Acquisition shall be effected through the merger of the Merger Company with and into the Acquired Company), (b) refinance certain existing indebtedness of the Borrower and its subsidiaries (such refinancings, collectively, the “Refinancing”), (c) pay fees, commissions and expenses in connection with the Transactions (as defined below) and (d) finance ongoing working capital requirements and other general corporate purposes, all as more fully described in the Summary of Proposed Terms and Conditions attached hereto as Annex A (the “Term Sheet”).  This Commitment Letter (as defined below) describes the general terms and conditions for a senior unsecured revolving credit facility of up to $125 million to be provided to the Borrower (the “Senior Credit Facility”).  Except as the context otherwise requires, references to the “Borrower and its subsidiaries” will include the Acquired Company and its subsidiaries after giving effect to the Acquisition.

As used herein, the term “Transactions” means, collectively, the Acquisition, the Refinancing, the initial borrowings and other extensions of credit under the Senior Credit Facility and the payment of fees, commissions and expenses in connection with each of the foregoing.  This letter, including the Term Sheet and the Conditions Annex attached hereto as Annex B (the “Conditions Annex”), is hereinafter referred to as the “Commitment Letter”.  The date on which the Senior Credit Facility is closed is referred to as the “Closing Date”.

1.             Commitment.

(a)           You have requested that Wells Fargo Bank commit to provide a portion of the Senior Credit Facility.  Wells Fargo Bank is pleased to advise you of its commitment to provide to the Borrower 100% of the principal amount of the Senior Credit Facility (the “Commitment”), upon the terms and subject to the conditions set forth in this Commitment Letter.

(b)           (i)            At the written request of the Borrower to the extent delivered on or prior to the date on which the Acquisition Agreement is executed and delivered, Wells Fargo Securities shall use its reasonable best efforts to secure commitments for the Senior Credit Facility from a syndicate of banks, financial institutions and other entities (such banks, financial institutions and other entities committing to the Senior Credit Facility, including Wells Fargo Bank, the “Lenders”) upon the terms and subject to the conditions set forth in this Commitment Letter.  At the option of Wells Fargo, the Commitment of Wells Fargo hereunder will be reduced on a dollar for dollar basis by the amount of any corresponding commitments received through syndication from the other Lenders.  Wells Fargo Securities, acting alone or through or with affiliates selected by it, will act as the sole lead bookrunner and sole lead arranger (in such capacities, the “Lead Arranger”) in arranging and syndicating the Senior Credit Facility; provided that syndication of the Senior Credit Facility is not a condition to the Commitment of Wells Fargo Bank under this Commitment Letter.  Wells Fargo Bank will act as the sole administrative agent (in such capacity, the “Administrative Agent”) for the Senior Credit Facility.  No additional agents, co-agents or arrangers will be appointed and no other titles will be awarded without the prior written approval of the Lead Arranger.

(ii)           Notwithstanding anything to the contrary contained in this Commitment Letter, Wells Fargo Securities shall not be required to undertake any actions to syndicate the Senior Credit Facility, including, without limitation, any actions described in sections 1 and 3 of this Commitment Letter, unless the Borrower shall have delivered a written request to Wells Fargo Securities (such request, a “Syndication Request Letter”).

(c)           Effective upon your agreement to and acceptance of this Commitment Letter and continuing through the termination of the Commitment Letter in accordance with section 9(b) hereof, you will not solicit, initiate, entertain or permit, or enter into any discussions with any other bank, investment bank, financial institution, person or entity in respect of any structuring, arranging, underwriting, offering, placing, or syndicating of all or any portion of the Senior Credit Facility or any other financing similar to, or as a replacement of, all or any portion of the Senior Credit Facility.

2.             Conditions to Commitment.  The Commitment of Wells Fargo Bank and the undertakings of Wells Fargo Securities hereunder are subject to the satisfaction of each of the following conditions precedent in a manner acceptable to the Wells Fargo Parties:

(a)           your written acceptance, and compliance with the terms and conditions, of a letter dated the date hereof from the Wells Fargo Parties to you (the “Fee Letter”) pursuant to which you agree to pay, or cause to be paid, to the Wells Fargo Parties for their account and for the account of the Lenders certain fees and expenses and to fulfill certain other obligations in connection with the Senior Credit Facility;

(b)           after the date hereof and until the completion of a syndication (if any) of the Senior Credit Facility (as determined in accordance with the terms hereof), none of the Borrower, the Acquired Company nor any of its/their respective subsidiaries shall have announced, offered, arranged, syndicated or issued any debt securities (including convertible securities) or bank financing (other than the Senior Credit Facility) without our prior written consent;

(c)           our having completed all legal, tax, accounting, business (including with respect to the senior management of the Borrower after giving effect to the Transactions), financial, environmental and ERISA due diligence concerning the Borrower, the Acquired Company and their respective subsidiaries, in each case in scope and with results in all respects reasonably satisfactory to the Lead Arranger;

(d)           the accuracy and completeness of all representations that you and your affiliates make to the Wells Fargo Parties and your compliance with the terms of this Commitment Letter; and

(e)           the satisfaction of all other conditions described herein, in the Term Sheet and in the Conditions Annex.

The Commitment of Wells Fargo Bank and the undertakings of Wells Fargo Securities hereunder are also conditioned upon and made subject to our not becoming aware after the date hereof of any new or inconsistent information or other matter not previously disclosed to us relating to any of (i) the Borrower and its subsidiaries, (ii) the Acquired Company and its subsidiaries, (iii) the Acquisition, or (iv) the other Transactions, in each case, which information or other matter the Lead Arranger deems material and adverse relative to the information or other matters disclosed to us prior to the date hereof.

3.             Syndication.

(a)           The Lead Arranger shall have had a reasonable opportunity and reasonable period of time in which to complete the syndication of the Senior Credit Facility (which shall be at least 45 days following the delivery of a Syndication Request Letter by you.  The Lead Arranger may, at its option, conduct or conclude such syndication before or after the closing of the Senior Credit Facility; provided that syndication of the Senior Credit Facility is not a condition to the Commitment of Wells Fargo Bank under this Commitment Letter.  The Lead Arranger’s obligation to manage and conduct a syndication of the Senior Credit Facility shall terminate and the syndication shall be deemed completed upon the date the Lead Arranger notifies you that either (i) the Senior Credit Facility has been successfully syndicated or (ii) the Lead Arranger has reasonably determined that a successful syndication of the Senior Credit Facility cannot be achieved.

(b)           Although syndication of the Senior Credit Facility is not a condition to the Commitment of Wells Fargo Bank under this Commitment Letter, You agree to assist us actively in achieving a syndication of the Senior Credit Facility that is satisfactory to us and you.  To assist us in our syndication efforts, you agree that you will, and will cause your representatives and non-legal advisors to and will use commercially reasonable efforts to cause appropriate members of management of the Acquired Company to, (i) provide promptly to the Wells Fargo Parties and the other Lenders upon request all information reasonably deemed necessary by the Lead Arranger to assist the Lead Arranger and each Lender in their evaluation of the Transactions and to complete the syndication, (ii) make senior management of the Borrower and (to the extent reasonable and practical) appropriate members of management of the Acquired Company available to prospective Lenders on reasonable prior notice and at reasonable times and places, (iii) host, with the Lead Arranger, one or more meetings with prospective Lenders, (iv) assist, and cause your affiliates and advisors to assist, the Lead Arranger in the preparation of one or more confidential information memoranda and other marketing materials to be used in connection with the syndication, and (v) use commercially reasonable efforts to ensure that the syndication efforts of the Lead Arranger benefit materially from the existing lending relationships of the Borrower and the Acquired Company.

(c)           The Lead Arranger and/or one or more of its affiliates will exclusively manage all aspects of the syndication of the Senior Credit Facility (in consultation with you), including decisions as to the selection and number of potential Lenders to be approached, when they will be approached, whose commitments will be accepted, any titles offered to the Lenders and the final allocations of the commitments and any related fees among the Lenders, and the Lead Arranger will exclusively perform all functions and exercise all authority as is customarily performed and exercised in such capacities.  No Lender will receive compensation from you with respect to the Senior Credit Facility outside the terms contained herein and in the Fee Letter in order to obtain its commitment to participate in the Senior Credit Facility, and the Lead Arranger will have sole discretion with respect to the allocation and distribution of fees among the Lenders.

4.             Information.

(a)           You represent, warrant and covenant that (i) all information (other than the Projections, as defined below) concerning the Borrower, the Acquired Company and their respective subsidiaries, and the Transactions that has been or will be made available to the Wells Fargo Parties or the Lenders by you, or any of your representatives, subsidiaries or affiliates (or on your or their behalf) (the “Information”) is, and in the case of Information made available after the date hereof, will be complete and correct in all material respects and does not, and in the case of Information made available after the date hereof, will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not misleading and (ii) all financial projections concerning the Borrower, the Acquired Company and their respective subsidiaries taking into account the consummation of the Transactions, that have been or will be made available to the Wells Fargo Parties or the Lenders by you, or any of your representatives, subsidiaries or affiliates (or on your or their behalf) (the “Projections”) have been and will be prepared in good faith based upon assumptions believed by you to be reasonable at the time made, it being understood that actual results may vary materially from the Projections.  You agree to furnish us with such Information and Projections as we may reasonably request and to supplement, or cause to be supplemented, the Information and the Projections from time to time until the Closing Date and, if requested by the Lead Arranger, after the Closing Date through the completion of a syndication of the Senior Credit Facility so that the conditions and representations and warranties contained in the preceding sentence remain correct.  We will be entitled to use and rely upon, without responsibility to verify independently, the Information and the Projections.  You acknowledge that the Wells Fargo Parties may share with any of their respective affiliates (it being understood that such affiliates will be subject to the confidentiality agreements between you and us), and such affiliates may share with the Wells Fargo Parties, any information related to the Acquired Company, or any of its subsidiaries or affiliates (including, without limitation, in each case, information relating to creditworthiness) and the transactions contemplated hereby.

(b)           You acknowledge that (i) the Wells Fargo Parties on your behalf may make available the Information, Projections and other marketing materials and presentations, including confidential information memoranda (collectively, the “Informational Materials”), to the potential Lenders by posting the Informational Materials on DXSyndicate™ or by other similar electronic means (collectively, the “Electronic Means”) and (ii) certain prospective Lenders (“Public Lenders”) may not wish to receive material non-public information (within the meaning of the United States federal securities laws, “MNPI”) with respect to the Borrower, the Acquired Company or its/their respective affiliates or any of their respective securities, and who may be engaged in investment and other market-related activities with respect to such entities’ securities.  At the request of the Lead Arranger, (A) you will assist, and cause your affiliates, advisors and to the extent possible using commercially reasonable efforts, appropriate representatives of the Acquired Company to assist, the Lead Arranger in the preparation of Informational Materials to be used in connection with the syndication of the Senior Credit Facility to Public Lenders, which will not contain MNPI (the “Public Informational Materials”), (B) you will identify and conspicuously mark any Public Informational Materials “PUBLIC”, and (C) you will identify and conspicuously mark any Informational Materials that include any MNPI as “PRIVATE AND

CONFIDENTIAL”.  Notwithstanding the foregoing, you agree that the Wells Fargo Parties may distribute the following documents to all prospective Lenders (including the Public Lenders) on your behalf, unless you advise the Wells Fargo Parties in writing (including by email) within a reasonable time prior to their intended distributions that such material should not be distributed to Public Lenders:  (x) administrative materials for prospective Lenders such as lender meeting invitations and funding and closing memoranda, (y) notifications of changes to the terms of the Senior Credit Facility and (z) other materials intended for prospective Lenders after the initial distribution of the Informational Materials, including drafts and final versions of the Financing Documentation.  If you advise us that any of the foregoing items (other than the Financing Documentation) should not be distributed to Public Lenders, then the Wells Fargo Parties will not distribute such materials to Public Lenders without further discussions with you.

5.             Indemnification. You agree to indemnify and hold harmless the Wells Fargo Parties and each of their respective affiliates, directors, officers, employees, partners, representatives, advisors and agents and each of their respective heirs, successors and assigns (each, an “Indemnified Party”) from and against any and all actions, suits, losses, claims, damages, liabilities and expenses of any kind or nature, joint or several, to which such Indemnified Party may become subject or that may be incurred or asserted or awarded against such Indemnified Party, in each case arising out of or in connection with or by reason of (including, without limitation, in connection with any investigation, litigation or proceeding or preparation of a defense in connection therewith) (i) any matters contemplated by this Commitment Letter, the Transactions or any related transaction (including, without limitation, the execution and delivery of this Commitment Letter, the Financing Documentation for the Senior Credit Facility and the closing of the Transactions) or (ii) the use or the contemplated use of the proceeds of the Senior Credit Facility, and will reimburse each Indemnified Party for all out-of-pocket expenses (including reasonable attorneys’ fees, expenses and charges) on demand as they are incurred in connection with any of the foregoing; provided that no Indemnified Party will have any right to indemnification for any of the foregoing to the extent resulting from such Indemnified Party’s own gross negligence or willful misconduct as determined by a final non-appealable judgment of a court of competent jurisdiction.  In the case of an investigation, litigation or proceeding to which the indemnity in this paragraph applies, such indemnity shall be effective whether or not such investigation, litigation or proceeding is brought by you, your equityholders or creditors or an Indemnified Party, whether or not an Indemnified Party is otherwise a party thereto and whether or not the transactions contemplated hereby are consummated.  You also agree that no Indemnified Party will have any liability (whether direct or indirect, in contract or tort, or otherwise) to you or your affiliates or to your or their respective equity holders or creditors arising out of, related to or in connection with any aspect of the transactions contemplated hereby, except to the extent such liability is determined in a final, nonappealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party’s own gross negligence or willful misconduct.  The Wells Fargo Parties will only have liability to you (as opposed to any other person), and Wells Fargo Bank shall be liable solely in respect of its own Commitment to the Senior Credit Facility on a several, and not joint, basis with any other Lender.  No Indemnified Party will be liable to you, your affiliates or any other person for any indirect, consequential or punitive damages that may be alleged as a result of this Commitment Letter or any element of the Transactions.  No Indemnified Party will be liable to you, your affiliates or any other person for any damages arising from the use by others of Informational Materials or other materials obtained by Electronic Means.  You shall not, without the prior written consent of each Indemnified Party affected thereby (which consent will not be unreasonably withheld), settle any threatened or pending claim or action that would give rise to the right of any Indemnified Party to claim indemnification hereunder unless such settlement (a) includes a full and unconditional release of all liabilities arising out of such claim or action against such Indemnified Party and (b) does not include any statement as to or an admission of fault, culpability or failure to act by or on behalf of any Indemnified Party.

6.             Expenses.  You shall reimburse each of the Wells Fargo Parties on the Closing Date for all reasonable out-of-pocket costs and expenses (including, without limitation, reasonable legal fees and expenses and due diligence expenses) of the Wells Fargo Parties and all reasonable printing, reproduction, document delivery, travel, CUSIP, DXSyndicate™ and communication costs incurred in connection with the syndication and execution of the Senior Credit Facility and the preparation, review, negotiation, execution and delivery of this Commitment Letter, the Fee Letter and the Financing Documentation.

7.             Confidentiality.

(a)           This Commitment Letter and the Fee Letter (collectively, the “Commitment Documents”) and the existence and contents hereof and thereof shall be confidential and may not be disclosed by you in whole or in part to any person without our prior written consent, except for (i) the disclosure hereof or thereof on a confidential basis to your directors, officers, employees, accountants, attorneys and other professional advisors who have agreed to maintain the confidentiality of the Commitment Documents for the purpose of evaluating, negotiating or entering into the Transactions or (ii) as otherwise required by law; provided that you may disclose, after your acceptance of the Commitment Documents, (A) this Commitment Letter, but not the Fee Letter, on a confidential basis to the board of directors, officers and advisors of the Acquired Company in connection with its consideration of the Acquisition; provided that any information relating to pricing, fees and expenses is omitted, and (B) this Commitment Letter, but not the Fee Letter, in any required filings with the Securities and Exchange Commission and other applicable regulatory authorities and stock exchanges.  The Wells Fargo Parties shall be permitted to use information related to the syndication and arrangement of the Senior Credit Facility in connection with obtaining a CUSIP number, marketing, press releases or other transactional announcements or updates provided to investor or trade publications, subject to confidentiality obligations or disclosure restrictions reasonably requested by you.  Prior to the Closing Date, the Wells Fargo Parties shall have the right to review and approve any public announcement or public filing made by you, the Acquired Company, any of your or their representatives relating to the Senior Credit Facility or to any of the Wells Fargo Parties in connection therewith, before any such announcement or filing is made (such approval not to be unreasonably withheld or delayed).

(b)           The Wells Fargo Parties hereby notify you that pursuant to the requirements of the USA Patriot Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the “Patriot Act”), each of them is required to obtain, verify and record information that identifies you and your subsidiaries, which information includes your and your subsidiaries’ name and address and other information that will allow the Wells Fargo Parties and the other Lenders to identify you and your subsidiaries in accordance with the Patriot Act.

8.             Other Services.

(a)           Nothing contained herein shall limit or preclude the Wells Fargo Parties or any of their affiliates from carrying on any business with, providing banking or other financial services to, or from participating in any capacity, including as an equity investor, in any party whatsoever, including, without limitation, any competitor, supplier or customer of you, the Acquired Company or any of your or their respective affiliates, or any other party that may have interests different than or adverse to such parties.

(b)           You acknowledge that the Lead Arranger and its affiliates (the term “Lead Arranger” as used in this paragraph being understood to include such affiliates) (i) may be providing debt financing, equity capital or other services (including financial advisory services) to other entities and persons with which you, the Acquired Company or your or their respective affiliates may have conflicting interests regarding the Transactions and otherwise, (ii) may act, without violation of its contractual obligations to you, as it deems appropriate with respect to such other entities or persons, and (iii) have no obligation in connection with the Transactions to use, or to furnish to you, the Acquired Company or your or their respective affiliates or subsidiaries, confidential information obtained from other entities or persons.

(c)           In connection with all aspects of the Transactions, you acknowledge and agree that: (i) the Senior Credit Facility and any related arranging or other services described in this Commitment Letter is an arm’s-length commercial transaction between you and your affiliates, on the one hand, and the Wells Fargo Parties, on the other hand, and you are capable of evaluating and understanding and understand and accept the terms, risks and conditions of the Transactions, (ii) in connection with the process leading to the Transactions, each of the Wells Fargo Parties is and has been acting solely as a principal and not as a financial advisor, agent or fiduciary, for you or any of your affiliates, equityholders, directors, officers, employees, creditors or any other party, (iii) no Wells Fargo Party has assumed or will assume an advisory, agency or fiduciary responsibility in your or your affiliates’ favor with respect to any of the Transactions or the process leading thereto (irrespective of whether any Wells Fargo Party has advised or is currently advising you or your affiliates on other matters) and no Wells Fargo Party has any obligation to you or your affiliates with respect to the Transactions except those obligations expressly set forth in the Commitment Documents, (iv) the Wells Fargo Parties and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from yours and your affiliates and no Wells Fargo Party shall have any obligation to disclose any of such interests, and (v) no Wells Fargo Party has provided any legal, accounting, regulatory or tax advice with respect to any of the Transactions and you have consulted your own legal, accounting, regulatory and tax advisors to the extent you have deemed appropriate.  You hereby waive and release, to the fullest extent permitted by law, any claims that you may have against any Wells Fargo Party with respect to any breach or alleged breach of agency or fiduciary duty.

9.             Acceptance/Expiration of Commitments.

(a)           This Commitment Letter and the Commitment and agreements of Wells Fargo Bank and the undertakings of Wells Fargo Securities set forth herein shall automatically terminate at 5:00 p.m. (Mountain Time, Standard or Daylight, as applicable) on May 15, 2010 (the “Acceptance Deadline”), without further action or notice unless signed counterparts of this Commitment Letter and the Fee Letter shall have been delivered to the Lead Arranger by such time to the attention of Richard Lambert, Vice President, 299 S. Main Street, 9th Floor, Salt Lake City, UT 84111-2263 (facsimile: (801) 532-8555 electronic mail: lambertr@wellsfargo.com).

(b)           In the event this Commitment Letter is accepted by you as provided in the last paragraph of this Commitment Letter below, the Commitment and agreements of Wells Fargo Bank and the undertakings of Wells Fargo Securities set forth herein will automatically terminate without further action or notice upon the earliest to occur of (i) consummation of the Acquisition, (ii) termination of the Acquisition Agreement, (iii) 5:00 p.m. (Mountain Time, Daylight or Standard, as applicable) on October 1, 2010, if the closing of the Acquisition shall not have occurred by such time, and (iv) a material breach by you under this Commitment Letter or the Fee Letter.

10.           Survival.  The sections of this Commitment Letter relating to Indemnification, Expenses, Confidentiality, Other Services, Survival and Governing Law shall survive any termination or expiration of this Commitment Letter or the Commitment of Wells Fargo Bank or the undertakings of Wells Fargo Securities set forth herein (regardless of whether definitive Financing Documentation is executed and delivered), and the Sections relating to Syndication and Information shall survive until completion of the syndication of the Senior Credit Facility.

11.           Governing Law.  This Commitment Letter and the Fee Letter shall be governed by, and construed in accordance with, the laws of the State of New York without regard to principles of conflicts of law to the extent that the application of the laws of another jurisdiction will be required thereby.  The parties hereby waive any right to trial by jury with respect to any claim or action arising out of this Commitment Letter or the Fee Letter.  The parties hereto hereby agree that any suit or proceeding arising in respect of this Commitment Letter or the Fee Letter or any of the matters contemplated hereby or thereby will be tried exclusively in the U.S. District Court for the Southern District of New York or, if such court does not have subject matter jurisdiction, in any state court located in the City and County of New York, and the parties hereto hereby agree to submit to the exclusive jurisdiction of, and venue in, such court.  The parties hereto hereby agree that service of any process, summons, notice or document by registered mail addressed to you or each of the Wells Fargo Parties will be effective service of process against such party for any action or proceeding relating to any such dispute.  The parties hereto irrevocably and unconditionally waive any objection to venue of any such action or proceeding brought in any such court and any claim that any such action or proceeding has been brought in an inconvenient forum.  A final judgment in any such action or proceeding may be enforced in any other courts with jurisdiction over you or each of the Wells Fargo Parties.

12.           Miscellaneous.  This Commitment Letter and the Fee Letter embody the entire agreement among the Wells Fargo Parties and you and your affiliates with respect to the specific matters set forth above and supersede all prior agreements and understandings relating to the subject matter hereof.  No person has been authorized by any of the Wells Fargo Parties to make any oral or written statements inconsistent with this Commitment Letter and the Fee Letter.  This Commitment Letter and the Fee Letter shall not be assignable by you without the prior written consent of the Wells Fargo Parties, and any purported assignment without such consent shall be void.  This Commitment Letter and the Fee Letter are not intended to benefit or create any rights in favor of any person other than the parties hereto, the Lenders and, with respect to indemnification, each Indemnified Party.  This Commitment Letter and the Fee Letter may be executed in separate counterparts and delivery of an executed signature page of this Commitment Letter and the Fee Letter by facsimile or electronic mail shall be effective as delivery of manually executed counterpart hereof; provided that, upon the request of any party hereto, such facsimile transmission or electronic mail transmission shall be promptly followed by the original thereof.  This Commitment Letter and the Fee Letter may only be amended, modified or superseded by an agreement in writing signed by each of you and the Wells Fargo Parties that specifically provides such with reference to this Commitment Letter or the Fee Letter, as applicable.

[Signature Pages Follow]

If you are in agreement with the foregoing, please indicate acceptance of the terms hereof by signing the enclosed counterpart of this Commitment Letter and returning it to the Lead Arranger, together with executed counterparts of the Fee Letter, by no later than the Acceptance Deadline.

Sincerely,

WELLS FARGO BANK, NATIONAL ASSOCIATION

By:	/s/ Richard Lambert
Name: Richard Lambert
Title: Vice President

WELLS FARGO SECURITIES, LLC

By:	/s/ Mikhail Zhukov
Name: Mikhail Zhukov
Title: Managing Director

Agreed to and accepted as of the date first

above written:

MERIT MEDICAL SYSTEMS, INC.

By:	/s/ Kent Stanger
Name: Kent Stanger
Title: Chief Financial Officer

ANNEX A

$125,000,000

SENIOR UNSECURED CREDIT FACILITY

SUMMARY OF PROPOSED TERMS AND CONDITIONS

Capitalized terms not otherwise defined herein have the same meanings as specified therefor in the Commitment Letter to which this Summary of Proposed Terms and Conditions is attached.

Borrower:	Merit Medical Systems, Inc., a Utah corporation (the “Borrower”).

Sole Lead Arranger and Sole Lead Bookrunner:	Wells Fargo Securities, LLC will act as sole lead arranger and sole lead bookrunner (in such capacity, the “Lead Arranger”).

Lenders:	Wells Fargo Bank, National Association and a syndicate of financial institutions and other entities (each a “Lender” and, collectively, the “Lenders”).

Administrative Agent , Issuing Bank and Swingline Lender:	Wells Fargo Bank, National Association (in such capacity, the “Administrative Agent”, the “Issuing Bank” or the “Swingline Lender”, as the case may be).

Senior Credit Facility:

A five-year senior unsecured revolving credit facility in an aggregate principal amount of up to $125 million (the “Senior Credit Facility”) (with subfacilities for standby letters of credit (each, a “Letter of Credit”) and swingline loans (each, a “Swingline Loan”), each in a maximum amount to be mutually determined and on customary terms and conditions with compensation to be agreed). Letters of Credit will be issued by the Issuing Bank and Swingline Loans will, at the sole discretion of the Swingline Lender, be made available by the Swingline Lender and each Lender will purchase an irrevocable and unconditional participation in each Letter of Credit and Swingline Loan.

Use of Proceeds:

The Senior Credit Facility will be used (a) to finance the consummation of the acquisition of all of the equity interests of BioSphere Medical, Inc. (the “Acquisition”), (b) to refinance certain existing indebtedness of the Borrower and its subsidiaries (such refinancings, collectively, the “Refinancing”), (c) to pay fees, commissions and expenses in connection with the Transactions (as defined below) and (d) to finance ongoing working capital requirements and other general corporate purposes.

As used herein, the term “Transactions” means, collectively, the Acquisition, the Refinancing, the initial borrowings and other extensions of credit under the Senior Credit Facility and the payment of fees, commissions and expenses in connection with each of the foregoing (collectively, the “Transactions”).

Annex  A – Term Sheet

Closing Date:	The date on which the Senior Credit Facility is closed (the “Closing Date”).

Availability:	The Senior Credit Facility will be available on a revolving basis from and after the Closing Date until the Maturity Date (as defined below).

Uncommitted Revolving Facility Increase Option:

The Borrower will be entitled to request increases in the Senior Credit Facility (each, a “Senior Facility Increase”), in an aggregate principal amount for all such Senior Facility Increases of up to $75 million (i.e., to a total Senior Credit Facility of $200 Million) from existing Lenders and/or new Lenders; provided that (a) no default or event of default exists immediately prior to or after giving effect thereto, (b) no Lender will be required or otherwise obligated to provide any such Senior Facility Increase, (c) each Senior Facility Increase shall be in a minimum amount of not less than $10 million, and (d) no more than three (3) Senior Facility Increases have been made from Closing Date to the Maturity Date. Senior Facility Increases will have the same Guarantees from the Guarantors.

The applicable margin on any Senior Facility Increase will be determined by the Borrower and the Lenders providing such Senior Facility Increase at the time such Senior Facility Increase is made; provided that if such applicable margin would exceed the applicable margin for the Senior Credit Facility, the applicable margin for the Senior Credit Facility (including any prior Senior Facility Increases) shall be automatically increased to equal the applicable margin on the new Senior Facility Increase.

Documentation:

The documentation for the Senior Credit Facility will include, among other items, a credit agreement, guarantees and other applicable documents (collectively, the “Financing Documentation”), all consistent with this Term Sheet.

Guarantors:

The obligations of the Borrower under the Senior Credit Facility, under any hedging agreements entered into between any Loan Party (as defined below) and any counterparty that is a Lender (or any affiliate thereof) at the time such hedging agreement is executed and under any treasury management arrangements between any Loan Party and a Lender (or any affiliate thereof) will be unconditionally guaranteed, on a joint and several basis, by each existing and subsequently acquired or formed direct and indirect subsidiary of the Borrower (each a “Guarantor”; and such guarantee being referred to herein as a “Guarantee”); provided that Guarantees by foreign subsidiaries will be required only to the extent such Guarantees would not have material adverse federal income tax consequences for the Borrower (by constituting an investment of earnings in United States property under Section 956 (or a successor provision) of the Internal Revenue Code, triggering an increase in the gross

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income of the Borrower pursuant to Section 951 (or a successor provision) of the Internal Revenue Code without corresponding credits or other offsets). All Guarantees shall be guarantees of payment and not of collection. The Borrower and the Guarantors are herein referred to as the “Loan Parties” and, individually, as a “Loan Party.”

Security:	The Senior Credit Facility shall be unsecured with a negative pledge on all unencumbered assets owned or to be owned by the Loan Parties.

Final Maturity:

The final maturity of the Senior Credit Facility will occur on the fifth (5th) anniversary of the Closing Date (the “Maturity Date”) and the commitments with respect to the Senior Credit Facility will automatically terminate on such date.

Interest Rates and Fees:	Interest rates and fees in connection with the Senior Credit Facility will be as specified in the Fee Letter and on Schedule I attached hereto.

Optional Prepayments and Commitment Reductions:

Loans under the Senior Credit Facility may be prepaid and unused commitments under the Senior Credit Facility may be reduced at any time, in whole or in part, at the option of the Borrower, upon notice and in minimum principal amounts and in multiples to be agreed upon, without premium or penalty (except LIBOR breakage costs).

Conditions to Initial Extensions of Credit:

The making of the initial extensions of credit under the Senior Credit Facility will be subject to satisfaction of the conditions precedent set forth in Section 2 of the Commitment Letter and in the Conditions Annex attached hereto as Annex B.

Conditions to All Extensions of Credit:

Each extension of credit under the Senior Credit Facility will be subject only to satisfaction of the following conditions precedent: (a) all of the representations and warranties in the Financing Documentation shall be true and correct in all material respects (except to the extent that such representation and warranty is qualified by materiality) as of the date of such extension of credit, (b) no event of default under the Senior Credit Facility or unmatured default shall have occurred and be continuing or would result from such extension of credit and (c) the delivery by the Borrower of a notice of borrowing (or any other customary notice with respect to other extensions of credit).

Representations and Warranties:

Usual and customary for facilities of this type as may be reasonably requested by the Lead Arranger, including, without limitation, the following (which will be applicable to the Borrower and its subsidiaries): organizational and legal status, financial statements; capital structure; organizational power and authority; no default; no conflict with laws or material agreements; enforceability; absence of material litigation, environmental regulations and liabilities; ERISA;

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necessary consents and approvals; compliance with all applicable laws and regulations including, without limitation, Regulations T, U and X, Investment Company Act, the Patriot Act, environmental laws and OFAC; payment of taxes and other obligations; ownership of properties; intellectual property; liens; insurance; solvency; absence of any material adverse change; senior debt status; labor matters; material contracts; no burdensome restrictions; and accuracy of disclosure.

Affirmative Covenants:

Usual and customary for facilities of this type as may be reasonably requested by the Lead Arranger, including, without limitation, the following (which will be applicable to the Borrower and its subsidiaries): use of proceeds; payment of taxes and other obligations; continuation of business and maintenance of existence and rights and privileges; maintenance of all material contracts; necessary consents, approvals, licenses and permits; compliance with laws and regulations (including environmental laws, ERISA and the Patriot Act); maintenance of property and insurance (including hazard and business interruption insurance); maintenance of books and records; right of the Lenders to inspect property and books and records; notices of defaults, litigation and other material events; financial reporting (including annual audited and quarterly unaudited financial statements (in each case, accompanied by covenant compliance certificates) and annual updated budgets); management letters; additional Guarantors; and further assurances. Furthermore, the Loan Parties shall be required to maintain their primary depository and treasury management relationship with Wells Fargo Bank, National Association.

Negative Covenants:

Usual and customary for facilities of this type as may be reasonably requested by the Lead Arranger, including, without limitation, the following (which will be applicable to the Borrower and its subsidiaries): limitation on debt; limitation on liens; limitation on further negative pledges; limitation on loans, advances, acquisitions and other investments; limitation on dividends, distributions, issuances of equity interests, redemptions and repurchases of equity interests; limitation on fundamental changes and asset sales and other disposition (including, without limitation, sale-leaseback transactions); limitation on prepayments, redemptions and purchases of subordinated and certain other debt; limitation on transactions with affiliates; limitation on dividend and other payment restrictions affecting subsidiaries; limitation on changes in line of business, fiscal year and accounting practices; limitation on amendment of organizational documents and material contracts.

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Financial Covenants:

Usual and customary for facilities of this type as may be reasonably requested by the Lead Arranger, including, without limitation, the following:

(a)          Maximum Total Leverage Ratio for the four (4) quarter period ending on the last day of each quarter as follows:

	Quarter Ending	Maximum Total Leverage

	From the Closing Date to June 30, 2012	2.50x

	July 1, 2012 to June 30, 2014	2.25x

	July 1, 2014 to the Maturity Date	2.00x

The Total Leverage Ratio shall be defined as the ratio of Total Funded Debt to EBITDA.

i.                  Total Funded Debt is defined as the sum of: (A) all obligations of the Borrower and its subsidiaries for borrowed money, including, but not limited to, senior bank debt, senior notes, and subordinated debt; (B) capital leases; (C) issued and outstanding letters of credit; and (D) guaranty obligations.

ii.               EBITDA means net income from operations plus the sum of cash interest, income taxes, depreciation and amortization, non-cash equity incentive compensation such as stock option expenses, certain one time acquisition related expenses to be determined, and after eliminating all extraordinary items. Pro forma credit shall be given for the Acquired Company’s EBITDA calculated in a similar fashion as if owned on the first day of the applicable period.

(b) Minimum Fixed Charge Coverage Ratio for the four quarter period ending on the last day of each quarter of 1.75 to 1.00;

i.                  Fixed charge coverage ratio means (A) the aggregate of EBITDA minus cash taxes minus dividends minus ongoing capital expenditures divided by (B) the aggregate of interest, capitalized lease payments and current portion of all long term indebtedness excluding any balloon payment of the Senior Credit Facility on the Maturity Date.

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(c) Minimum Net Income for the twelve-month period ending on the last day of each quarter of $0

(d) Maximum Facility Capital Expenditures of $30 million per year, excluding the Acquisition; provided that unused amounts from the previous year may be carried forward to the succeeding year.

The financial covenants will apply to the Borrower and its subsidiaries on a consolidated basis. All financial terms and calculations will be in accordance with generally accepted accounting principles.

Events of Default:

Usual and customary for facilities of this type as may be reasonably requested by the Lead Arranger, including, without limitation, the following: non-payment of obligations; inaccuracy of representation or warranty; non-performance of covenants and obligations; default on other material debt (including hedging agreements); change of control; bankruptcy or insolvency; ERISA; material judgments; actual or asserted invalidity or unenforceability of any Financing Documentation; and material uninsured loss.

Defaulting Lender Provisions, Yield Protection and Increased Costs:

Customary for facilities of this type, including, without limitation, in respect of breakage or redeployment costs incurred in connection with prepayments, cash collateralization for Letters of Credit or Swingline Loans in the event any lender under the Senior Credit Facility becomes a Defaulting Lender (as such term shall be defined in the Financing Documentation), changes in capital adequacy and capital requirements or their interpretation, illegality, unavailability, reserves without proration or offset and payments free and clear of withholding or other taxes.

Assignments and Participations:

(a)                                  Senior Credit Facility: Subject to the consents described below (which consents will not be unreasonably withheld or delayed), each Lender will be permitted to make assignments to other financial institutions in a minimum amount equal to $5 million.

(b)                                 Consents: The consent of the Borrower will be required for any assignment unless (i) an Event of Default has occurred and is continuing or (ii) the assignment is to a Lender or an affiliate of a Lender (as such term shall be defined in the Financing Documentation). The consent of the Administrative Agent will be required for any assignment to an entity that is not a Lender or an affiliate of a Lender. The consent of the Issuing Bank and the Swingline Lender will be required for any assignment under the Senior Credit Facility. Participations will be permitted without the consent of the Borrower or the Administrative Agent.

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(c) No Assignment or Participation to Certain Persons. No assignment or participation may be made to natural persons, the Borrower, or any of its affiliates or subsidiaries.

Required Lenders:

On any date of determination, those Lenders who collectively hold more than 50% of the outstanding loans and unfunded commitments under the Senior Credit Facility, or if the Senior Credit Facility have been terminated, those Lenders who collectively hold more than 50%of the aggregate outstandings under the Senior Credit Facility (the “Required Lenders”); provided, however, that if any Lender shall be a Defaulting Lender (to be defined in the Financing Documentation) at such time, then the outstanding loans and unfunded commitments under the Senior Credit Facility of such Defaulting Lender shall be excluded from the determination of Required Lenders.

Amendments and Waivers:

Amendments and waivers of the provisions of the Financing Documentation will require the approval of the Required Lenders, and, in the case of an amendment, signed by the Borrower; provided that (a) the consent of all Lenders directly adversely affected thereby will be required with respect to (i) increases in the commitment of such Lenders, (ii) reductions of principal, interest or fees, (iii) extensions of scheduled maturities or times for payment and (iv) reductions in the voting percentages and (b) the consent of all Lenders will be required with respect to releases of all or substantially all of the Guarantees (other than in connection with transactions permitted pursuant to the Financing Documentation).

Indemnification:

The Loan Parties will indemnify the Lead Arranger, the Administrative Agent, each of the Lenders and their respective affiliates, partners, directors, officers, agents and advisors and hold them harmless from and against all liabilities, damages, claims, costs, expenses (including reasonable fees, disbursements, settlement costs and other charges of counsel) relating to the Transactions or any transactions related thereto and the Borrower’s use of the loan proceeds or the commitments; provided that such indemnity will not, as to any indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the gross negligence or willful misconduct of such indemnitee. This indemnification shall survive and continue for the benefit of all such persons or entities.

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Expenses:

The Loan Parties will reimburse the Lead Arranger and the Administrative Agent (and all Lenders in the case of enforcement costs and documentary taxes) for all reasonable out-of-pocket costs and expenses in connection with the syndication, negotiation, execution, delivery and administration of the Financing Documentation and any amendment or waiver with respect thereto (including, without limitation, reasonable fees and expenses of counsel thereto).

Governing Law and Forum:	New York.

Waiver of Jury Trial and Punitive and Consequential Damages:	All parties to the Financing Documentation waive the right to trial by jury and the right to claim punitive or consequential damages.

Counsel for the Lead Arranger and the Administrative Agent:	Winston & Strawn LLP.

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SCHEDULE I

INTEREST AND FEES

Interest:

At the Borrower’s option, loans (other than Swingline Loans) will bear interest based on the Base Rate, LIBOR, as described below:

A.    Base Rate Option

Interest will be at the Base Rate plus the applicable Interest Margin (as described below). The “Base Rate” is defined as the highest of (a) the Federal Funds Rate, as published by the Federal Reserve Bank of New York, plus ½ of 1.0%, (b) the prime commercial lending rate of the Administrative Agent, as established from time to time at its principal U.S. office (which such rate is an index or base rate and will not necessarily be its lowest or best rate charged to its customers or other banks) and (c) the daily LIBOR (as defined in section (B) below) for a one month Interest Period (as defined below) plus 1.0%. Interest shall be payable monthly in arrears on the last day of each calendar monthly and (i) with respect to Base Rate Loans based on the Federal Funds Rate and LIBOR, shall be calculated on the basis of the actual number of days elapsed in a year of 360 days and (ii) with respect to Base Rate Loans based on the prime commercial lending rate of the Administrative Agent, shall be calculated on the basis of the actual number of days elapsed in a year of 365/366 days. Any loan bearing interest at the Base Rate is referred to herein as a “Base Rate Loan”.

Base Rate Loans will be made on same day notice and will be in minimum amounts to be agreed upon.

B.    LIBOR Option

Interest will be determined for periods (“Interest Periods”) of one or three months as selected by the Borrower and will be at an annual rate equal to the London Interbank Offered Rate (“LIBOR”) for the corresponding deposits of U.S. dollars plus the applicable Interest Margin (as described below).

C.    LIBOR Market Index Rate Option(1)

For any day, the rate per annum (rounded upwards, if necessary, to the nearest 1/100 of 1%) appearing on Reuters Screen LIBOR01 Page (or any successor page) as LIBOR for three (3) month deposits in Dollars at approximately 11:00 a.m. (London time), on such day, or if such day is not a Business Day, then the immediately preceding Business

(1)  It is anticipated that in the event that Wells Fargo Bank is the only Lender, the Borrower would elect this interest rate option in most instances.

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Day (or if not so reported, then as determined by the Administrative Agent from another recognized source or interbank quotation) (provided that if such LIBOR is not available on such date, the most recently available LIBOR rate for three (3) month deposits in Dollars shall be used).

LIBOR will be determined by the Administrative Agent at the start of each Interest Period and, other than in the case of LIBOR used in determining the Base Rate or the LIBOR Market Index Rate, will be fixed through such period. Interest will be paid on the last day of each Interest Period or, in the case of Interest Periods longer than one month, monthly, and will be calculated on the basis of the actual number of days elapsed in a year of 360 days. LIBOR will be adjusted for maximum statutory reserve requirements (if any). Any loan bearing interest at LIBOR (other than a Base Rate Loan for which interest is determined by reference to LIBOR) is referred to herein as a “LIBOR Rate Loan”.

LIBOR Rate Loans will be made on three business days’ prior notice and, in each case, will be in minimum amounts to be agreed upon.

D.    Swingline Rate Option

Swingline loans will bear interest at the Base Rate plus the applicable Interest Margin.

Default Interest:

(a) Automatically upon the occurrence and during the continuance of any payment event of default or upon a bankruptcy event of default of the Borrower or any other Loan Party or (b) at the election of the Required Lenders (or the Administrative Agent at the direction of Required Lenders), upon the occurrence and during the continuance of any other event of default, all outstanding principal, fees and other obligations under the Senior Credit Facility shall bear interest at a rate per annum of two percent (2%) in excess of the rate then applicable to such loan (including the applicable Interest Margin) and shall be payable on demand of the Administrative Agent.

Interest Margins:	The applicable Interest Margin will be 1.25% for LIBOR Rate Loans and 0.25% for Base Rate Loans.

Commitment Fee:

A commitment fee (the “Commitment Fee”) will accrue on the unused amounts of the commitments under the Senior Credit Facility. Swingline loans will, for purposes of the commitment fee calculations only, not be deemed to be a utilization of the Senior Credit Facility. A Lender that is, and for so long as it is, a Defaulting Lender, shall not be entitled to receive a Commitment Fee in respect of its commitment under the Senior Credit Facility and the amount of such Defaulting Lender’s commitment under the Senior Credit Facility will be deducted from in the aggregate commitments under the Senior Credit Facility for purposes of

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calculating the Commitment Fee payable at any time by the Borrower. Such Commitment Fee will be 0.20% per annum. All accrued Commitment Fees will be fully earned and due and payable quarterly in arrears (calculated on a 360-day basis) for the account of the Lenders under the Senior Credit Facility and will accrue from the Closing Date.

Letter of Credit Fees:

The Borrower will pay to the Administrative Agent, for the account of the Lenders under the Senior Credit Facility, letter of credit participation fees equal to the Interest Margin for LIBOR Rate Loans under the Senior Credit Facility, in each case, on the undrawn amount of all outstanding letters of credit.

Other Fees:	The Lead Arranger and the Administrative Agent will receive such other fees as will have been agreed in a fee letter between them and the Borrower.

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ANNEX B

$125,000,000

SENIOR UNSECURED REVOLVING CREDIT FACILITY

SUMMARY OF PROPOSED TERMS AND CONDITIONS

Capitalized terms not otherwise defined herein have the same meanings as specified therefor in the Commitment Letter to which this Summary of Proposed Terms and Conditions is attached.

Conditions to Closing and Initial Extensions of Credit:

Closing and the making of the initial extensions of credit under the Senior Credit Facility will be subject to the satisfaction of conditions precedent usual and customary for facilities of this type and such others deemed appropriate by the Administrative Agent and the Lead Arranger, including, without limitation:

(a)   (i) Financing Documentation reflecting and consistent with the terms and conditions set forth herein and otherwise reasonably satisfactory to the Borrower and the Lenders, will have been executed and delivered, (ii) the Administrative Agent will have received such customary legal opinions (including, without limitation, opinions of special counsel and local counsel as may be reasonably requested by the Administrative Agent) which such opinions shall permit reliance by permitted assigns of each of the Administrative Agent and the Lenders, documents and other instruments as are customary for transactions of this type including, without limitation, a certificate of the chief financial officer of the Borrower as to the solvency of each Loan Party after giving effect to each element of the Transactions, (iii) all representations and warranties set forth in the Financing Documentation shall be true and correct in all material respects (except to the extent that such representation and warranty is qualified by materiality), (iv) all governmental and third party consents and all equityholder and board of directors (or comparable entity management body) authorizations shall have been obtained and shall be in full force and effect, (v) since December 31, 2009, there not having occurred any material adverse condition or material adverse change in or affecting, or the occurrence of any circumstance or condition that could reasonably be expected to result in a material adverse change in, or have a material adverse effect on, the business, operations, condition (financial or otherwise), assets or liabilities (whether actual or contingent) of the Borrower and its subsidiaries, taken as a whole or the Acquired Company and its subsidiaries, taken as a whole, (vi) there shall not be any material pending or threatened litigation, bankruptcy or other proceeding, (vii) satisfactory review of all organizational documentation and other legal due diligence, (viii) all principal, interest and other amounts outstanding in connection with

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existing debt of the Loan Parties will have been paid in full and all liens securing such debt shall be released and (ix) all fees and expenses due to the Lenders, the Lead Arranger, the Administrative Agent and counsel to the Lead Arranger and the Administrative Agent will have been paid.

(b)   The Lead Arranger will have received, in form and substance reasonably satisfactory to the Lead Arranger, (i) copies of documentation for the Acquisition and other aspects of the Transactions, including the purchase agreement executed in connection with the Acquisition (the “Acquisition Agreement”) and all exhibits and schedules thereto, and (ii) evidence of all consents and approvals required pursuant to the terms of the Acquisition Agreement, including the consent of the board of directors of the Acquired Company. The Acquisition will have been consummated in accordance with the terms and conditions of the Acquisition Agreement without any waiver, modification or consent thereunder that is materially adverse to the Lenders (as reasonably determined by the Lead Arranger) unless approved by the Lead Arranger and no law or regulation will be applicable, or event will have occurred, nor will any litigation or investigation be pending or threatened, that could reasonably be expected to impose materially adverse conditions, or which could reasonably be expected to have a material adverse effect, upon the consummation of the Acquisition or any of the other Transactions.

(c)   (i) The pro forma capital and ownership structure and the equityholding arrangements of the Borrower and its subsidiaries (and all agreements relating thereto) and (ii) the senior management of the Borrower after giving effect to the Transactions, will, in each case, be reasonably satisfactory to the Lead Arranger.

(d)   The Lead Arranger will have received, in form and substance reasonably satisfactory to the Lead Arranger, (i) pro forma consolidated financial statements for the Borrower and its subsidiaries for the four-quarter period most recently ended prior to the Closing Date for which financial statements are available giving pro forma effect to the Transactions and a pro forma balance sheet of the Borrower and its subsidiaries as of the Closing Date giving pro forma effect to the Transactions and (ii) projections prepared by management of balance sheets, annual income statements and cashflow statements of the Borrower and its subsidiaries for the term of the Senior Credit Facility (and except as disclosed promptly after discovery which will not be inconsistent with information provided to the Lead Arranger prior to the delivery of the Commitment Letter).

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(e)   The Loan Parties will have provided the documentation and other information to the Lenders that is required by regulatory authorities under applicable “know your customer” and anti-money-laundering rules and regulations, including, without limitation, the Patriot Act.

(f)    The Lead Arranger will not have become aware since the date set forth on the first page of the Commitment Letter of any material information or other matter that is inconsistent in a material and adverse manner with any previous due diligence, information or matter (including any financial information and projections previously delivered to the Lead Arranger).

(g) The all-in purchase price for the Acquisition shall not exceed $110 million.

(h) The consummation of the Acquisition shall occur no later than October 1, 2010.

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